CHOATE, HALL & STEWART LLP

Two International Place

Boston, MA 02110

T (617) 248-5000     (617) 248-4000

Barbara M. Johnson

(617) 248-5090

bjohnson@choate.com

October 14, 2005

By Electronic Submission

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Kathleen Collins
Accounting Branch Chief

RE:	Open Text Corporation
Form 10-K for Fiscal Year Ended June 30, 2004
Forms 10-Q for Fiscal Quarters Ended September 30, 2004,
December 31, 2004 and March 31, 2005
File No. 000-27544

Dear Ms. Collins:

On behalf of our client Open Text Corporation (the “Company”), this letter reflects the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated August 18, 2005 to Mr. Alan Hoverd, the Company’s Chief Financial Officer.

The responses set forth below have been organized in the same manner in which the Staff’s comments were organized.

Form 10-K for Fiscal Year Ended June 30, 2004

Prior Comment No. 1

Comment 1: Your proposed revenue recognition policy indicates that for your fixed fee contracts where the services are not essential to the functionality of a software element, you apply the proportional performance method to recognize revenues. Explain to us and expand your proposed revenue recognition policy to indicate the manner in which you

United States Securities and Exchange Commission

October 14, 2005

measure performance. If you apply an input-based approach, demonstrate how the input measures are a reasonable surrogate for output measures. For your training and integration services, clarify how you determine the amount of revenues to recognize in “the period in which these services are performed”.

Answer 1: Proportional performance on fixed fee integration/consulting contracts where services are not essential to the functionality of a software element is measured based on achievement of output milestones, which milestones are specified in the arrangement, provided all other revenue recognition criteria have been met. Revenue is recognized as evidence of customer acceptance of the milestone is obtained.

Training revenues are measured based on the VSOE of fair value of these services and based upon normal pricing practices for these services when sold separately. Training revenues are recognized as the services (i.e., the training session) are provided to the customer.

We will revise our revenue recognition policy filed in our Annual Report on Form 10-K for the year ended June 30, 2006 and in future filings as follows:

Service revenues

Service revenues consist of revenues from consulting, implementation, and integration and training services. These services are set forth separately in the contractual arrangements such that the total price of the customer arrangement is expected to vary as a result of the inclusion or exclusion of these services. For those contracts where the services are not essential to the functionality of any other element of the transaction, the Company determines VSOE of fair value for these services based upon normal pricing practices for these services when sold separately. Consulting and implementation/integration services contracts are primarily time and materials based contracts that are, on average, less than six months in length. Revenue from these services is recognized at the time such services are rendered as the time is incurred by the Company. Training revenue is recognized in the period that the training is provided to the customer.

The Company also enters into contracts that are primarily fixed fee arrangements to render specific consulting services. The percentage of completion method is applied to these more complex contracts that involve the provision of services relating to the design or building of complex systems, because these services are essential to the functionality of other elements in the arrangement. Under this method, the percentage of completion is calculated based on actual hours incurred compared to the estimated total hours for the services under the arrangement. For those fixed fee contracts where the services are not essential to the functionality of a software element, the proportional performance method, using contractual output milestones to measure performance, is used to recognize revenue.

United States Securities and Exchange Commission

October 14, 2005

Prior Comment no. 3

Comment 2: Your letter dated June 24, 2005 indicated that the Company expected to file the restated financial statements of IXOS for the fiscal years ended June 30, 2002 and 2003 by July 31, 2005. As these have not yet been filed, tell us when the Company now expects them to be filed.

Answer 2: By letter dated June 24, 2005, the Company had informed the Commission of its expectation to file such financials by October 31, 2005. Due to a number of factors, including, the Company’s need to finalize its fiscal 2005 financial statements, file its Annual Report on Form 10-K for the year ended June 30, 2005, and conclude its Sarbanes-Oxley Section 404 management report, the Company has not yet completed the work necessary for filing an amended Periodic Report on Form 8-K/A relating to the acquisition of IXOS Software AG in 2004, which Form 8-K/A will include the restated audited financial statements of IXOS for the fiscal years ended June 30, 2002 and 2003 as well as the audited financial statements of IXOS from July 1, 2003 through March 1, 2004. While the Company is expending significant resources and is continuing to diligently finalize these financial statements and to work with the audit firms involved to finalize their audit opinions, it is difficult to estimate a date for completion of the above described work and filing of the Form 8-K/A. We understand that these financial statements have not been timely filed for purposes of Forms S-2 and S-3 eligibility as noted in the letter from Joel Levine to the Company dated as of June 28, 2005, therefore the Company plans on filing such Form 8-K/A including such financial statements at the earliest time possible.

The Company will reflect the appropriate above responses in its Annual Report on Form 10-K for the year ending June 30, 2006. In light of the Company’s responses to the Staff’s comments set forth above, the Company does not believe it is appropriate to amend any of its historical filings.

United States Securities and Exchange Commission

October 14, 2005

If you have any questions with regard to the foregoing or would like to further discuss any of the matters covered in this letter, please contact me at (617) 248-5090.

Sincerely,

/s/ Barbara M. Johnson
Barbara M. Johnson

cc:	Joel K. Levine, Associate Chief Accountant

Securities and Exchange Commission

Alan Hoverd, Chief Financial Officer

John Trent, Vice President, General Counsel and Secretary

James Clarke, Legal Counsel and Assistant Secretary

Open Text Corporation